UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

Chesapeake Energy Corporation

(Exact name of obligor as specified in its charter)

SEE TABLE OF ADDITIONAL REGISTRANTS

Oklahoma	73-1395733
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

6100 North Western Avenue Oklahoma City, Oklahoma	73118
(Address of principal executive offices)	(Zip Code)

Debt Securities

(Title of the Indenture securities)

ADDITIONAL REGISTRANTS

Arkansas Midstream Gas Services Corp.

(Exact name of registrant as specified in its charter)

Arkansas	20-8306047
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Energy Louisiana Corporation

(Exact name of registrant as specified in its charter)

Oklahoma	73-1524569
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Energy Marketing, Inc.

(Exact name of registrant as specified in its charter)

Oklahoma	73-1439175
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake E&P Holding Corporation

(Exact name of registrant as specified in its charter)

Oklahoma	27-4485832
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake NG Ventures Corporation

(Exact name of registrant as specified in its charter)

Oklahoma	45-2354177
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Operating, Inc.

(Exact name of registrant as specified in its charter)

Oklahoma	73-1343196
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

CHK Energy Holdings, Inc.

(Exact name of registrant as specified in its charter)

Texas	46-1772347
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Sparks Drive SWD, Inc.

(Exact name of registrant as specified in its charter)

Delaware	76-0722336
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Winter Moon Energy Corporation

(Exact name of registrant as specified in its charter)

Oklahoma	26-1939483
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

AMGS, L.L.C.

(Exact name of registrant as specified in its charter)

Arkansas	26-2105945
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Atrium Towers, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	35-2481722
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake AEZ Exploration, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	27-2151081
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Appalachia, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	20-3774650
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake-Clements Acquisition, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	20-8716794
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Equipment Finance, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	45-3136236
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Exploration, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	71-0934234
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Land Development Company, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	20-2099392
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Midstream Development, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	46-1179116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Midstream Holdings, L.L.C.

(Exact name of registrant as specified in its charter)

Delaware	27-0868590
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Midstream Management, L.L.C.

(Exact name of registrant as specified in its charter)

Delaware	26-2096548
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Plaza, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	26-2692888
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Royalty, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	73-1549744
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake VRT, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	20-8380083
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake West Texas Gathering, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	38-3871845
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

CHK-MAC, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	32-0378579
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

CHK Utica Preferred Holdings, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	46-2783402
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

EMLP, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	27-0581428
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Empress, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	26-2809898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

GSF, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	26-2762867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

MC Louisiana Minerals, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	26-3057487
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

MC Mineral Company, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	61-1448831
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

MidCon Compression, L.L.C.

(Exact name of registrant as specified in its charter)

Oklahoma	20-0299525
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Northern Michigan Exploration Company, L.L.C.

(Exact name of registrant as specified in its charter)

Michigan	27-2462483
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Chesapeake Louisiana, L.P.

(Exact name of registrant as specified in its charter)

Oklahoma	73-1519126
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Empress Louisiana Properties, L.P.

(Exact name of registrant as specified in its charter)

Texas	20-1993109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Item 1. General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 3. - 15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2013. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 10th day of April, 2014.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ CAROL NG
CAROL NG
VICE PRESIDENT

Exhibit 7

FFIEC 031

RC-1

DEUTSCHE BANK TRUST COMPANY AMERICAS
Legal Title of Bank

NEW YORK
City

NY	10005
State FDIC Certificate Number: 00623	Zip Code

Consolidated Report of Condition for Insured Banks

and Savings Associations for December 31, 2013

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands			RCFD	Tril | Bil | Mil | Thou
Assets
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1)			0081	134,000	1.a
b. Interest-bearing balances (2)			0071	18,845,000	1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	14,000	2.b
3. Federal funds sold and securities purchased under agreements to resell:			RCON
a. Federal funds sold in domestic offices			B987	123,000	3.a
			RCFD
b. Securities purchased under agreements to resell (3)			B989	15,200,000	3.b
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale			5369	0	4.a
b. Loans and leases, net of unearned income	B528	19,907,000			4.b
c. LESS: Allowance for loan and lease losses	3123	69,000			4.c
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	19,838,000	4.d
5. Trading assets (from Schedule RC-D)			3545	362,000	5
6. Premises and fixed assets (including capitalized leases)			2145	43,000	6
7. Other real estate owned (from Schedule RC-M)			2150	2,000	7
8. Investments in unconsolidated subsidiaries and associated companies			2130	0	8
9. Direct and indirect investments in real estate ventures			3656	0	9
10. Intangible assets:
a. Goodwill			3163	0	10.a
b. Other intangible assets (from Schedule RC-M)			0426	44,000	10.b
11. Other assets (from Schedule RC-F)			2160	1,154,000	11
12. Total assets (sum of items 1 through 11)			2170	55,759,000	12

(1)	Includes cash items in process of collection and unposted debits.
(2)	Includes time certificates of deposit not held for trading.
(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

FFIEC 031

Page 16a of 74

RC-1a

DEUTSCHE BANK TRUST COMPANY AMERICAS
Legal Title of Bank
FDIC Certificate Number: 00623

Schedule RC—Continued

Dollar Amounts in Thousands			RCON	Tril | Bil | Mil | Thou
Liabilities
13. Deposits:
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			2200	38,271,000	13.a
(1) Noninterest-bearing (4)	6631	26,730,000			13.a.l
(2) Interest-bearing	6636	11,541,000			13.a.2
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs			RCFN
(from Schedule RC-E, part II)			2200	2,715,000	13.b
(1) Noninterest-bearing	6631	290,000			13.b.l
(2) Interest-bearing	6636	2,425,000			13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase:			RCON
a. Federal funds purchased in domestic offices (5)			B993	3,940,000	14.a
			RCFD
b. Securities sold under agreements to repurchase (6)			B995	0	14.b
15. Trading liabilities (from Schedule RC-D)			3548	11,000	15
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	59,000	16
17. and 18. Not applicable

(4)	Includes noninterest-bearing demand, time, and savings deposits.
(5)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.”
(6)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

FFIEC 031

RC-2

DEUTSCHE BANK TRUST COMPANY AMERICAS
Legal Title of Bank
FDIC Certificate Number: 00623

Dollar Amounts in Thousands	RCFD	Tril | Bil | Mil | Thou
Liabilities—Continued
19. Subordinated notes and debentures (1)	3200	0	19
20. Other liabilities (from Schedule RC-G)	2930	1,444,000	20
21. Total liabilities (sum of items 13 through 20)	2948	46,440,000	21
22. Not applicable

Equity Capital
Bank Equity Captal
23. Perpetual preferred stock and related surplus	3838	0	23
24. Common stock	3230	2,127,000	24
25. Surplus (excludes all surplus related to preferred stock)	3839	594,000	25
26. a. Retained earnings	3632	6,313,000	26.a
b. Accumulated other comprehensive income (2)	B530	82,000	26.b
c. Other equity capital components (3)	A130	0	26.c
27. a. Total bank equity capital (sum of items 23 through 26.c)	3210	9,116,000	27.a
b. Noncontrolling (minority) interests in consolidated subsidiaries	3000	203,000	27.b
28. Total equity capital (sum of items 27.a and 27.b)	G105	9,319,000	28
29. Total liabilities and equity capital (sum of items 21 and 28)	3300	55,759,000	29

Memoranda

To be reported with the March Report of Condition.

1.	Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2012			RCFD	Number
				6724	N/A	M.1
1 =	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank	4 =	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

2 =	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)	5 =	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)
		6 =	Review of the bank’s financial statements by external auditors
3 =	Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm.	7 =	Compilation of the bank’s financial statements by external auditors
		8 =	Other audit procedures (excluding tax preparation work)
		9 =	No external audit work

To be reported with the March Report of Condition.	RCON	MM / DD
2. Bank’s fiscal year-end date	8678	N/A	M.2

(1)	Includes limited-life preferred stock and related surplus.
(2)	Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other post retirement plan adjustments.
(3)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.